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MANAGEMENT TEAM

Thomas W. Moller, President and Chief Executive Officer



Since founding Eclipse in 1983, Mr. Moller has served as its CEO and has headed up the firm's Investment Management Group. In his capacity as Chief Executive Officer, he has been the driving force behind the firm's investment management and product development activities. Prior to forming Eclipse, Mr. Moller served in various capacities in the areas of public accounting, consulting, and corporate financial management. He holds a bachelor's degree in Economics and Business Administration from Vanderbilt University and a master's in Accounting from the University of Kentucky.

› **Francis S. Olszweski, Managing Director - Chief Investment Officer**

› **Heather M. Socha, CPA, Managing Director, Chief Financial Officer and Chief Compliance Officer**

› **John B. Rowsell, Ph.D., Senior Advisor**